Exhibit 99.1

U.S. Release

ENTRÉE GOLD ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION FROM RECENTLY COMPLETED FINANCING

Vancouver, B.C., December 30, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") is pleased to announce that the underwriters of the Company’s recently completed public offering have exercised their over-allotment option, and will purchase an additional 1,150,000 shares at a price of $1.25 per share.  The Company anticipates that Rio Tinto Exploration Canada Inc. (“Rio Tinto”) will exercise its pre-emptive rights in full and purchase an additional 170,455 shares of the Company at a price of $1.25 per share.  Closing is expected to occur on January 4, 2012.

The net proceeds of the offering are expected to be used to fund ongoing exploration on the Company’s Ann Mason project in Nevada and Shivee West project in Mongolia, and for general corporate purposes.

The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to, or for the benefit or account of any U.S. person, unless exemptions from such registration requirements are available. This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities. There shall be no offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the laws of any such jurisdiction.

FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the  use of proceeds from the Company’s offering and the exercise of Rio Tinto’s pre-emptive rights. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the Company’s ability to meet the closing conditions, risks related to unsatisfactory results of due diligence, the ability to satisfy the conditions of closing of Offering, the proposed use of proceeds, the prices of gold, copper and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 and its Short Form Base Shelf Prospectus dated November 19, 2010, both filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.